SE ION

18005112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section

MAR 01 2018

Washington DC 408

SEC FILE NUMBER
8-66982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2016 (MM/DD/YYYY) AND ENDING 12/31/2017 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ally Invest Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 East Las Olas Blvd. Third Floor
(No. and Street)

Fort Lauderdale	Florida	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Chiodo — (954) 760-2315
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Renaissance Center, Suite 3900	Detroit	Michigan	48243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DB

INDEX

Ally Invest Securities LLC

Deloitte.

Deloitte & Touche LLP
Suite 3900
200 Renaissance Center
Detroit, MI 48243-1300
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Steering Committee and Member of
Ally Invest Securities, LLC
888 E. Las Olas Blvd. Suite 300
Fort Lauderdale, FL 33301

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ally Invest Securities, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2018

We have served as the Company's auditor since 2017.

Statement of Financial Condition

Ally Invest Securities LLC

December 31, 2017		
Assets		
Cash	$	4,113,342
Receivables from brokers		4,620,772
Deposit at clearing broker (Note 5)		1,302,652
Receivables from affiliates (Note 2)		568,135
Other assets		758,668
Total assets	$	11,363,569
Liabilities		
Accounts payable and accrued liabilities	$	1,565,954
Due to parent (Notes 2 and 3)		85,218
Due to affiliates (Note 2)		3,438,958
Subordinated loans — parent (Note 3)		3,500,000
Total liabilities		8,590,130
Commitments and contingencies (Note 6)		
Members' equity		2,773,439
Total liabilities and members' equity	$	11,363,569

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies

Description of Business and Organization

Ally Invest Securities, LLC, (the Company), formerly known as TradeKing Securities LLC, a Delaware corporation principally located in Fort Lauderdale, Florida, is a registered broker-dealer which commenced brokerage operations in December of 2005. The Company acts in an agency capacity, buying and selling securities for its customers, and charging a commission, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker-dealer on a fully disclosed basis. The Company is a wholly-owned subsidiary of Ally Invest Group, Inc. (the Parent), formerly known as TradeKing Group, Inc. a Delaware Corporation.

Ally Invest Advisors, Inc., Ally Invest Forex LLC, TKconnect LLC and Ally Invest Futures LLC are wholly-owned subsidiaries of the Parent. Ally Financial Inc. (AFI) acquired all of the outstanding common stock of TradeKing Group, Inc. on June 1, 2016. Collectively these companies are affiliates.

Change in Fiscal Year End

On September 2, 2016 the Company requested approval from the Financial Industry Regulatory Authority (FINRA) to change its fiscal year end from September to December. The request was made to conform its year end to that of AFI. The Company's request was granted on October 31, 2016. In conjunction with the change, the Company was also granted approval to file its audited financial statements as of December 31, 2017.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies, the Securities and Exchange Commission (SEC) and self-regulatory organizations, such as FINRA and National Stock Market Exchanges. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions are reported on a trade date basis.

Interest earned is recorded on an accrual basis and is paid from its clearing broker, Apex Clearing Corp, see note 5.

Cash

The Company considers all highly-liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company maintains account balances with financial institutions in excess of federally insured limits.

Receivable from Brokers

Receivable from brokers are uncollateralized commission and fee obligations due under normal trade terms. The carrying amount of broker receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all broker receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. All accounts or portions thereof determined to be uncollectible are written off to the allowance for doubtful accounts. As management believes that the accounts are fully collectible and are therefore stated at net realizable value, no allowance for doubtful accounts is recorded at December 31, 2017.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. In connection with the sale of the Parent to AFI, effective June 1, 2016, the Parent became a wholly-owned subsidiary and is included in the consolidated tax return of AFI. The Company continues to be a disregarded entity for income tax purposes; AFI is responsible for the payment of income taxes and does not allocate income taxes to the Company.

2. Related Party Transactions

Administrative Services Agreement

The Company receives management and administrative services, including the use of office facilities, equipment, marketing and technology from its Parent under the terms of an Administrative Services Agreement. The Parent also charges an amount equivalent to $0.50 per trade for the use of Parent owned and developed technology assets. As of December 31, 2017, $43,024 of management and administrative

service fees were unpaid and is included in due to parent in the accompanying statement of financial condition. Amounts due to parent are unsecured, non-interest bearing and due on demand.

Receivables from and liabilities due to affiliates

Receivables from affiliates consist of amounts advanced and reimbursable costs paid on behalf of affiliated companies. Liabilities due to affiliates consist of amounts paid by affiliate for reimbursable costs on behalf of the Company. Amounts due from/to affiliates are unsecured, non-interest bearing and due on demand. The Company's receivable and payable balances with its affiliates are shown in the following table.

December 31, 2017	Receivable	Liability
Ally Invest Advisor Inc.	$ 817	$ 11,951
Ally Invest Forex LLC	5,416	—
TKconnect LLC	547,235	108,880
Ally Invest Futures LLC	14,667	—
Ally Financial Inc.	—	3,318,127
Total	$ 568,135	$ 3,438,958

Parent Contributions

The Parent Company contributed permanent members equity of $10,500,000 during 2017. The cash was deposited into the Company during the period from September through December 2017. The Parent Company will continue to infuse capital as needed for the foreseeable future.

3. Subordinated Loans

On August 31, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $2,000,000, the interest rate is 14 percent per annum, interest is payable monthly, and the principal is payable on the maturity date of the loan. The loan matures on August 31, 2019, and is unsecured.

On September 27, 2011, the Company executed an additional subordinated loan agreement with its Parent. The principal amount of the loan is $1,500,000, the interest rate is 14 percent per annum, interest is payable monthly, and the principal is payable on the maturity date of the loan. The loan matures on September 27, 2019, and is unsecured.

These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission (SEC), approved by the Financial Industry Regulatory Authority (FINRA), and are subordinated to the claims of general creditors. These loans contain an extension of maturity date provision, whereby, without further action by either the Parent or the Company, the scheduled maturity date each year is automatically extended an additional year unless, on or before the day thirteen months preceding the maturity date then in effect, the Parent shall notify the Company in writing, that such maturity date shall not be extended.

Accrued interest related to these loans of $42,194 is payable at December 31, 2017, and is included as a component of due to parent in the accompanying Statement of Financial Condition.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC, which requires that "Net Capital," as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness," as defined. At December 31, 2017, the Company's Net Capital was $3,584,053, which exceeded requirements by $3,244,711, and the ratio of Aggregate Indebtedness to Net Capital was 1.42 to 1.

5. Risk Concentration

Securities Clearing and Custody

The Company operates as an introducing broker-dealer and as such all its client accounts are held at its clearing brokerage. The clearing and depository operations for the Company's securities transactions are provided by Apex Clearing Corp. (Apex), whose principal office is in Dallas, Texas.

Effective January 1, 2017, the Company amended its clearing agreement with Apex. The agreement was extended to remain in effect until December 31, 2020. The Company's clearing deposit requirement remained at $1,300,000.

6. Commitments and Contingencies

Legal

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

General Contingencies

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. These contingencies are not probable to occur with amounts that cannot be reasonably estimated. Under the terms of the Company's securities clearing agreement with Apex, the Company introduces its clients' securities accounts to Apex, who, as the clearing broker, clears and maintains all client account activity. The Company is responsible for obtaining from each client such funds or securities as are required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss, liability, damage, cost, or expense incurred or sustained by Apex as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

Client securities activities are transacted on either a cash- or margin-basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales." Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary.

7. Subsequent Events

The Company evaluated subsequent events through February 28, 2018, which is the day the financial statements were available to be issued. There are no events that impact the financial statements at December 31, 2017 or for the period then ended.

Ally Invest Securities LLC

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2017

Filed in accordance with Rule 17a-5(e)(3) as a Public Document